Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-112641) and related Prospectus of POZEN, Inc. for the registration of 8,540,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 7, 2005, with respect to the consolidated financial statements of POZEN, Inc., POZEN, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of POZEN, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

September 15, 2005